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                                                                    EXHIBIT 99.3

                       REPORT OF INDEPENDENT ACCOUNTANTS

Dayton Hudson Corporation,
its Officers and Directors
    and
Dayton Hudson Receivables Corporation,
its Officers and Directors
As Transferor
    and
Retailers National Bank,
its Officers and Directors
As Servicer
    and
Norwest Bank, National Association,
As Trustee

    We have audited, in accordance with generally accepted auditing standards, the statements of financial condition of Retailers National Bank ("the Bank"), as of December 31, 1996 and 1995 and the related statements of income, stockholder's equity and cash flows for the years then ended and have issued our report thereon dated January 22, 1997.

    Our audit, referred to in the preceding paragraph, included procedures applied to the documents and records relating to the servicing of credit card receivables, all of which are subject to the provisions of the Dayton Hudson Credit Card Master Trust Pooling and Servicing Agreement ("the Pooling and Servicing Agreement") dated as of September 13, 1995. Our procedures were as follows:

    Documents and records relating to the servicing of credit card receivables under the Pooling and Servicing Agreement:

    1. Using an audit software application applied to the servicing portfolio as of September 30, 1996, we clerically tested the summarization of credit card receivables by credit card label, by billing cycle, individually and in total for all aging categories for a sample of periods in 1996 through September 30, 1996.

    2. We read documentation of Internal Audit's sample clerical tests of the aging of credit card receivable cycles at September 30, 1996.

    3. We documented the process of sales that generate credit card receivables and tested the related controls as of September 30, 1996. Per subsequent inquiry of Dayton Hudson Corporation and Bank management, we were informed that no significant changes occurred in the related systems, controls or process through our report date.

    4. We confirmed a sample of 151 credit card receivables as of September 30, 1996. Ten responses noting differences were appropriately resolved by Internal Audit.

    5. We read documentation of Internal Audit's procedures related to new account application processes, credit scoring/credit approval processes, new account system set-up processes, remittance processing, monthly statement processing, collections, and credit card receivables curing. We also examined documentation of the execution of write-off practices to determine compliance

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       with applicable Office of the Comptroller of the Currency regulations and generally accepted accounting principles.

    6. We documented the process of preparing the migration analysis to support the allowance for credit loss. We performed clerical tests of the underlying formulas and traced aging information to supporting cycle documentation tested above. We also assessed the adequacy of the allowance for credit losses.

    7. We analytically reviewed allowance-related ratios (e.g., allowance as a percentage of total credit card receivables, year-to-date write-offs as a percentage of the allowance, year-to-date write-offs as a percentage of average loan balances) by comparing the ratios for the periods referred to in the introductory paragraph of this letter.

    The results provided satisfactory evidential matter for the purposes of our audit of the financial statements, referred to in the introductory paragraph of this letter, taken as a whole.

    This report is intended solely for the use of the specified users listed above and should not be used by for any other purpose.

                                          Very truly yours,

                                             [/S/ ERNST & YOUNG LLP]

Minneapolis, Minnesota
January 22, 1997

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